UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-39930

(Check One):

☐ Form 10-K  ☐ Form 20-F  ☐  Form 11-K   ☒  Form 10-Q  ☐  Form 10-D  ☐  Form N-CEN ☐  Form N-CSR

For Period Ended: June 30, 2022

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:       SCIENCE STRATEGIC ACQUISITION CORP. ALPHA

Former Name if Applicable:                   N/A

Address of Principal Executive Office (Street and Number):	1447 2nd Street

City, State and Zip Code:   Santa Monica, California 90401

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Science Strategic Acquisition Corp. Alpha (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the “Quarterly Report”) within the prescribed time period because the Company needs additional time to provide information to its independent registered public accounting firm necessary to complete the review of the financial statements included in the Quarterly Report.

The Company currently expects to file the Quarterly Report within the fifth calendar-day period permitted pursuant to Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Michael Jones	(310)	393-3024
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒  Yes   ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ⌧ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2022, the Company expects to report net income of $2.0 million, consisting of an approximately $2.1 million gain on the change in fair value of warrant liability and $0.2 million unrealized gain on marketable securities held in the Company’s U.S.-based trust account with the proceeds of its initial public offering (the “Trust Account”), partially offset by approximately $0.3 million in general, administrative, and financing expenses, compared to a net loss of $4.2 million for the three months ended June 30, 2021, consisting of an approximately $4.0 million loss on the change in fair value of warrant liability and $0.2 million of general and administrative expenses.

For the six months ended June 30, 2022, the Company expects to report net income of $6.7 million, consisting of an approximately $7.1 million gain on the change in fair value of warrant liability and $0.2 million unrealized gain on marketable securities held in the Trust Account, partially offset by approximately $0.7 million in general, administrative, and financing expenses, compared to a net loss of $2.6 million for the six months ended June 30, 2021, consisting of an approximately $1.9 million loss on the change in fair value of warrant liability and $0.7 million of general and administrative expenses.

The Company believes that its results contained herein for the three and six months ended June 30, 2022 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial results referred to in this filing will not change upon completion of the review and filing of the Quarterly Report.

SCIENCE STRATEGIC ACQUISITION CORP. ALPHA

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael Jones
Michael Jones, Chief Executive Officer

August 16, 2022